Exhibit 99.1

News Release

Washington Prime Group Inc. to Acquire Glimcher Realty Trust for
$4.3 Billion in Stock and Cash Including the Assumption of Debt

Transaction Expected to Be Accretive to Per Share Normalized FFO

Combined Company to be Named WP Glimcher;
Mark S. Ordan to be Executive Chairman;
Michael P. Glimcher to be Vice Chairman & CEO

Simon Will Concurrently Acquire Jersey Gardens and University Park Village Properties for $1.09 billion

Combined Company Will Have Columbus, Ohio Headquarters and Management Platform

BETHESDA, MD and COLUMBUS, OH—September 16, 2014— Washington Prime Group Inc. (NYSE: WPG) and Glimcher Realty Trust (“Glimcher”) (NYSE: GRT) today announced that they have entered into a definitive agreement under which WPG will acquire Glimcher in a stock and cash transaction valued at $14.20 per Glimcher common share. The total transaction value, including the assumption of debt, is approximately $4.3 billion.  The new company will be comprised of approximately 68 million square feet of gross leasable area and will have a combined portfolio of 119 properties.

Under the terms of the transaction, which has been unanimously approved by the Board of Directors of WPG and the Board of Trustees of Glimcher, Glimcher shareholders will receive, for each Glimcher share, $10.40 in cash and 0.1989 of a share in WPG stock at closing.  The stock portion of the consideration is valued at $3.80, based on the ten day volume weighted average price of WPG common stock prior to the date of the agreement.

Additionally, as part of the transaction, Simon Property Group, Inc. (“Simon”) has entered into a definitive agreement under which Simon will acquire Jersey Gardens in Elizabeth, New Jersey and University Park Village in Fort Worth, Texas, properties currently owned by Glimcher, for an aggregate cash purchase price of $1.09 billion.  Completion of the sale of these properties to Simon will occur concurrent with the closing of the acquisition of Glimcher by WPG.

Key transaction highlights:

•                  FFO Impact:  The transaction is expected to be accretive to WPG’s normalized Funds from Operations per share.

•                  Synergies:  Substantial G&A and property level expense synergies are expected.

•                  Portfolio Quality:  The combined company provides superior diversification by asset type, tenancy, industry and geography.

•                  Dividend:  The combined company expects to maintain WPG’s current quarterly dividend at an annual rate of $1.00 per share.

•                  Experienced Management:  Dedicated and focused management team with significant expertise in developing and managing retail real estate portfolios.

Upon completion of the merger, the combined company will be renamed WP Glimcher and will maintain Glimcher’s headquarters in Columbus, Ohio.  Mark S. Ordan, Chief Executive Officer of Washington Prime, will serve as Executive Chairman of the Board of Directors and Michael P. Glimcher, Chief Executive Officer of Glimcher, will serve as the combined company’s Vice Chairman & Chief Executive Officer reporting to Mr. Ordan. Michael Glimcher and one additional Glimcher board member will join the new nine member board. The new entity will trade on the New York Stock Exchange under the ticker: WPG.

Mark Ordan, Chief Executive Officer of WPG, stated,  “We went public just three months ago, expecting to utilize our strong platform, relationship with Simon, cash flow and investment grade balance sheet to grow.  This transaction with Glimcher checks every box, very early in our company’s trajectory.”

Michael P. Glimcher, Chairman of the Board and CEO of Glimcher, said, “We believe there is immediate benefit to our shareholders and our associates when we consider the growth profile of the joint company. Together, we gain a competitive advantage with a premier balance sheet, a larger pool of assets, and a proven platform to deliver results.”

Financing and Approvals

The transaction is expected to close in the first quarter of 2015.  The cash portion of the transaction consideration is expected to be funded by asset sales to Simon, joint ventures with institutional partners, other assets sales, capital markets transactions, and/or draws under a $1.25 billion fully committed bridge facility provided by Citi.  Completion of the transactions are subject to customary closing conditions, including the approval of the merger by Glimcher shareholders.

Transaction Advisors

Citi is serving as financial advisor, and Wachtell, Lipton, Rosen & Katz is serving as legal advisor, to WPG.  Willkie Farr & Gallagher LLP is serving as legal advisor to WPG in connection with the sale of the two Glimcher properties to Simon.

GreenOak Real Estate US LLC and Morgan Stanley & Co. LLC are serving as financial advisors, and Simpson Thacher & Bartlett LLP is serving as legal advisor to Glimcher.

Presentation and Conference Call Details

WPG and Glimcher will hold a joint conference call to discuss the transaction at 10:00 a.m. Eastern Time today. The conference call can be accessed by dialing 1.866.700.5192  (toll free) and entering the passcode 46247334. Live streaming audio of the conference call will be accessible at investors.washingtonprime.com and investor.glimcher.com. An online replay will be available until September 30, 2014 at investors.washingtonprime.com and glimcher.com.

A presentation discussing the transaction will be posted to WPG’s and Glimcher’s websites following the call.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of WPG and GRT concerning the proposed transactions, the anticipated consequences and benefits of the transactions and the targeted close date for the transactions, and other future events and their potential effects on WPG and GRT, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions.  Such statements are based upon the current beliefs and expectations of WPG’s and GRT’s management, and involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of WPG or GRT to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, without limitation:  the ability to obtain the approval of the merger by GRT’s shareholders; the ability to satisfy the conditions to the transactions on the proposed terms and timeframe; the possibility that the transactions do not close when expected or at all; the ability to finance the transactions; the ability to successfully operate and integrate WPG’s and GRT’s businesses and achieve cost savings; the effect of the announcement of the transactions on the WPG’s or GRT’s relationships with their respective tenants, lenders or other business parties or on their operating results and businesses generally; changes in asset quality and credit risk; ability to sustain revenue and earnings growth; changes in political, economic or market conditions generally and the real estate and capital markets specifically; the impact of increased competition; the availability of capital and financing; tenant or joint venture partner(s) bankruptcies; the failure to increase mall store occupancy and same-mall operating income; risks associated with the acquisition, development, expansion, leasing and management of properties; changes in market rental rates; trends in the retail industry; relationships with anchor tenants; risks relating to joint venture properties; costs of common area maintenance; competitive market forces; the level and volatility of interest rates; the rate of revenue increases as compared to expense increases; the financial stability of tenants within the retail industry; the restrictions in current financing arrangements or the failure to comply with such arrangements; the liquidity of real estate investments; the impact of changes to tax legislation and WPG’s and GRT’s tax positions; failure to qualify as a real estate investment trust; the failure to refinance debt at favorable terms and conditions; loss of key personnel; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; possible restrictions on the ability to operate or dispose of any partially-owned properties; the failure to achieve earnings/funds from operations targets or estimates; the failure to achieve projected returns or yields on development and investment properties; changes in generally accepted accounting principles or interpretations thereof; terrorist activities and international hostilities; the unfavorable resolution of legal proceedings; the impact of future acquisitions and divestitures; significant costs related to environmental issues; and other risks and uncertainties, including those detailed from time to time in WPG’s and GRT’s periodic reports filed with the Securities and Exchange Commission, including WPG’s and GRT’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and/or Annual Report on Form 10-K.  The forward-looking statements in this communication are qualified by these risk factors.  Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and WPG and GRT undertake no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.  Actual results may differ materially from current projections. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

Important Additional Information and Where to Find It

In connection with the proposed transaction, WPG will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of GRT and a prospectus of WPG, and GRT will file other documents with respect to WPG’s proposed acquisition of GRT.  GRT plans to mail the definitive proxy statement/prospectus and a form of proxy to its shareholders in connection with the proposed transaction.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WPG, THE PROPOSED TRANSACTION AND RELATED MATTERS.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about WPG and GRT, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from WPG by accessing WPG’s website at investors.washingtonprime.com under the heading “Financial Information” and then under “SEC Filings” or from GRT by accessing GRT’s website at investor.glimcher.com under the heading “Financial Information” and then under “SEC Filings”.  Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Washington Prime Group Inc., 7315 Wisconsin Avenue, Bethesda, Maryland 20814, Attention: Investor Relations, Telephone: 240-630-0021 or to Glimcher Realty Trust, 180 East Broad Street, Columbus, Ohio 43215, Attention: Investor Relations, Telephone: 614-887-5632.

WPG, GRT and their respective directors, trustees and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GRT’s shareholders in respect of the proposed transaction that will be described in the proxy statement/prospectus.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GRT’s shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, in GRT is set forth in GRT’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Proxy Statement on Schedule 14A, dated March 28, 2014, which are filed with the SEC.  Additional information regarding the interests of WPG’s and GRT’s directors, trustees and executive officers in the proposed transaction, which may be different than those of GRT’s shareholders generally, will be contained in the proxy statement/prospectus when filed with the SEC.

About Washington Prime Group

Washington Prime Group (NYSE: WPG) is a retail REIT that owns and manages 96 shopping centers totaling more than 50 million square feet diversified by size, geography and tenancy. Washington Prime combines a national real estate portfolio with an investment grade balance sheet and plans to leverage its expertise across the entire shopping center sector to increase cash flow through rigorous asset management of existing assets as well as select development and acquisitions of new assets with franchise value. For more information visit washingtonprime.com.

About Glimcher Realty Trust

Glimcher Realty Trust, a real estate investment trust, is a recognized leader in the ownership, management, acquisition and development of retail properties, including mixed use, open-air and enclosed regional malls as well as outlet centers.

Glimcher Realty Trust’s common shares are listed on the New York Stock Exchange under the symbol “GRT.” Glimcher Realty Trust’s Series G, Series H, and Series I preferred shares are listed on the New York Stock Exchange under the symbols “GRTPRG,” “GRTPRH,” and “GRTPRI,” respectively. Glimcher Realty Trust is a component of both the Russell 2000® Index, representing small cap stocks, and the Russell 3000® Index, representing the broader market. Glimcher and The Outlet Collection are registered trademarks of Glimcher Realty Trust.

Contacts

Washington Prime Group

INVESTORS:
Barbara M. Pooley, 240-630-0005
Senior VP, Finance
barbara.pooley@washingtonprime.com

MEDIA:

Meaghan Repko / Jonathan Keehner

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Glimcher Realty Trust

INVESTORS:
Lisa A. Indest, 614-887-5844
CAO & Senior VP, Finance
lindest@glimcher.com

MEDIA:

Meaghan Repko / Jonathan Keehner

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449